                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER       3235-0058
                                                      EXPIRES:  JANUARY 31, 2002
                                                      AVERAGE  ESTIMATED  BURDEN
                                                      HOURS PER RESPONSE:   2.50
                                                      --------------------------

                                                      --------------------------
                                                           SEC FILE NUMBER
                                                      --------------------------
                                                             CUSIP NUMBER
                                                               00650M104
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One): |_| Form 10-K |_| Form 20-F |X| Form 11-K |_| Form 10-Q
             |_| Form N-SAR

                   For Period Ended:       June 30, 2001
                                    ----------------------------------------
                        [  ] Transition Report on Form 10-K
                        [  ] Transition Report on Form 20-F
                        [  ] Transition Report on Form 11-K
                        [  ] Transition Report on Form 10-Q
                        [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:_________________________


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             Read instruction (on back page) Before Preparing Form.
 Please Print or Type Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AB Liquidating Corp.
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Full Name of Registrant

Adaptive Broadband Corporation; California Microwave, Inc.
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Former Name if Applicable

2055 Gateway Place, Suite 400
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Address of Principal Executive Officer (Street and Number)

San Jose, California  95110
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date, or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                       1.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Additional time will be needed for the Registrant's accountants to complete their preparation of the financial statements for the Registrant's Tax-Deferred Savings and Deferred Profit Sharing Plan that are required to be filed with the Registrant's Form 11-K for the period ended June 30, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

     Elias Nader                        408                      451-3987
     ----------------------     ----------------------   -----------------------
          (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              AB Liquidating Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 19, 2001          By   /s/ Elias Nader
     ----------------------          -------------------------------------------
                                     Name: Elias Nader
                                     Title: Vice President, Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                                       2.

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule )-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b0 of Regulation S-T (ss.232.12(c) of this chapter).


                                       3.

                            Attachment to Form 12b-25

                      STATEMENT OF INDEPENDENT ACCOUNTANTS

Morris, Davis & Chan LLP has been engaged to audit the June 30, 2001 financial statements of the Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan. The finalization of the audit and the issuance of the Independent Auditors' Report is dependent upon certain key information to be provided by Adaptive Broadband management, and indications are that the information will not be available in time to meet the filing deadline. Accordingly, a request for an extension of the 11-K filing should be prepared.

/s/ Morris, Davis & Chan LLP

Oakland, California
December 19, 2001